May 2, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, NE
Washington, D.C. 20549

Attention:     Christian Windsor
Christopher Dunham
Amit Pande
William Schroeder

Re:          Pinnacle Financial Partners, Inc.
Registration Statement on Form S-4/A
Filed May 1, 2017
File No. 333-216568 (the "Registration Statement")

Gentlemen:

On behalf of Pinnacle Financial Partners, Inc. (the "Registrant") and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement to 11:00 AM, Eastern Daylight Time, on May 3, 2017, or as soon thereafter as is practicable.

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Please do not hesitate to contact me at (615) 744-3700 or the Registrant's outside counsel, D. Scott Holley, at (615) 742-7721 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

PINNACLE FINANCIAL PARTNERS, INC.

By:	/s/ Harold R. Carpenter
Harold R. Carpenter
Executive Vice President and Chief Financial Officer

cc:   M. Terry Turner, Pinnacle Financial Partners, Inc.
     D. Scott Holley, Bass, Berry & Sims PLC